Exhibit B

Schedule of Transactions in Shares

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share
May 19, 2026	Common Stock, par value $0.001 per share		300,000	$22.65
May 20, 2026	Common Stock, par value $0.001 per share		250,000	$23.7
May 21, 2026	Common Stock, par value $0.001 per share		650,000	$23.7